UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Radware Ltd.

(Name of Issuer)

Ordinary Shares (par value New Israeli Shekel 0.05 per share)

(Title of Class of Securities)

M81873107

(CUSIP Number)

Roy Zisapel
Radware Ltd.
22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
Tel. +972-3-7668666
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 22, 2011 (1)

(Date of Event which Requires Filing of this Statement)

(1) See Explanatory Note.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  “filed”  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the “Act”) or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP No. M81873107

1	NAMES OF REPORTING PERSONS
Roy Zisapel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,179,312 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,179,312 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,179,312 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.69% (1)

14	TYPE OF REPORT-ING PERSON (See instructions)
IN

(1) As of August 7, 2018. See Item 5.

EXPLANATORY NOTE

This Statement on Schedule 13D (this “Schedule 13D”) is being filed by the Reporting Person (as defined below) with the Securities and Exchange Commission (the “SEC”) in respect of the Ordinary Shares (as defined below) of Radware (as defined below).

The Reporting Person is a co-founder of Radware and has served as its President and Chief Executive Officer and a director since its inception in May 1996. Consequently, the Reporting Person's beneficial ownership of Ordinary Shares has been regularly reported and disclosed by Radware in its annual reports on Form 20-F filed with, and in its proxy statements for shareholder meetings under cover of Current Report on Form 6-K submitted to, the SEC. Nevertheless, the Reporting Person has inadvertently omitted to file his own statement on beneficial ownership pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In particular, on April 22, 2011, following the vesting of several equity-based awards during that year, the Reporting Person became the beneficial owner of more than 5% of the outstanding Ordinary Shares. Accordingly, this Schedule 13D contains information on all trades in the Ordinary Shares of the Reporting Person since April 22, 2011 through August 7, 2018. Since, as of August 7, 2018, the Reporting Person beneficially owns less than 5% of the outstanding Ordinary Shares, this Schedule 13D also reports the same in Item 5(e) below and, consequently, this Schedule 13D also constitutes an exit filing for the Reporting Person.

Item 1.  Security and Issuer

This Schedule 13D is being filed by the Reporting Person with the SEC in respect of the Ordinary Shares, par value NIS 0.05 each (“Ordinary Shares”), of Radware Ltd., an Israeli company (the “Issuer” or “Radware”).

The principal executive offices of the Issuer are located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

Item 2.   Identity and Background.

(a)-(c) and (f):                Roy Zisapel (the “Reporting Person”) is an individual who is an Israeli citizen. His business address is 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

The present principal occupation of the Reporting Person is President and Chief Executive Officer and a director of the Issuer.

It is noted that the Reporting Person's parents, Messrs. Yehuda and Nava Zisapel, are also principal shareholders of the Issuer and, to that end, have filed a Schedule 13D to report their beneficial ownership of the Ordinary Shares. For the sake of clarity, the Reporting Person disclaims beneficial ownership of any of his parents' holdings of the Ordinary Shares.

(d) and (e):                     During the past five years (including the five years preceding April 22, 2011), the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

All of the Ordinary Shares that the Reporting Person holds (including those acquired at any time following the date that is 60 days prior to April 22, 2011) were acquired either (i) in the open market with his personal funds or (ii) through the vesting of options granted pursuant to Issuer stock option plans. No bank financing was involved in any of the acquisitions. The aggregate price for all Ordinary Shares acquired by the Reporting Person since April 22, 2011 was $11,975,400.

Item 4.   Purpose of the Transaction.

As described in Item 3 above, all of the Ordinary Shares that the Reporting Person holds (including those acquired at any time following the date that is 60 days prior to April 22, 2011) were acquired either (i) in the open market with his personal funds or (ii) through the vesting of options granted pursuant to Issuer stock option plans.

The Reporting Person has no present plans or proposals for acquisition of additional shares or for disposition of the shares beneficially owned by him, other than periodic sales of shares pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person on May 21, 2018, as described in Item 6 below. The Reporting Person, however, expects to evaluate on a continuing basis his goals and objectives, other business opportunities available to him, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, the Reporting Person may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares. In addition, the Reporting Person may, from time to time, transfer shares beneficially owned by him for tax or other economic planning purposes.

Except as may be provided otherwise herein, the Reporting Person does not presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above. However, due to changing circumstances, the Reporting Person may in the future elect otherwise and reserves his right to review or reconsider his position or change his purpose, or formulate plans or proposals, with respect to the Ordinary Shares.

Item 5.    Interest in Securities of the Issuer.

 Unless otherwise indicated, the information given herein is based on 45,543,554 Ordinary Shares issued and outstanding (excluding 9,750,910 treasury shares), as of August 7, 2018.

(a) and (b):          As of the date of filing of this Schedule 13D, the Reporting Person beneficially owns, and has sole voting and dispositive power over, 2,179,312 Ordinary Shares, representing approximately 4.69% of the issued and outstanding Ordinary Shares. The 2,179,312 Ordinary Shares consist of 1,279,312 Ordinary Shares and 900,000 options to purchase Ordinary Shares, which options are fully vested or will become fully vested within the next 60 days. These options consist of (i) 800,000 options at an exercise price of $13.89 per share, which expire on December 3, 2018, and (ii) 100,000 options at an exercise price of $15.33 per share, which expire on January 5, 2021.

(c):                        During the 60 days preceding the date of filing of this Schedule 13D, the Reporting Person has not conducted any transactions in the Ordinary Shares. Exhibit A hereto provides information on all transactions in the Ordinary Shares that occurred following the date that is 60 days prior to April 22, 2011.

(d):          Not applicable.

(e):          Since April 22, 2011, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Ordinary Shares on November 13, 2014. He thereafter became the beneficial owner of more than 5% of the outstanding Ordinary Shares on October 3, 2015 and through July 30, 2018, when he ceased to be the beneficial owner of more than 5% of the outstanding Ordinary Shares.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Since April 22, 2011, the Reporting Person entered into several trading plans to effect sales of Ordinary Shares in compliance with Rules 10b5-1 and 10b-18 promulgated under the Exchange Act:

•
On May 21, 2018, the Reporting Person and Fidelity Investments (“Fidelity”) entered into a Stock Sale Agreement (the “10b5-1 Plan”), for the purpose of establishing a trading plan to effect sales of Ordinary Shares in compliance with Rules 10b5-1 and 10b-18 promulgated under the Exchange Act. Under the 10b5-1 Plan, Fidelity agreed to sell, for the account of the Reporting Person, up to 420,000 Ordinary Shares underlying stock options (that are scheduled to expire on January 24, 2019) held by the Reporting Person, through open market sales at market prices, subject to certain minimum price per share and other criteria established by the Reporting Person. The period at which sales can be made under the 10b-5 Plan is between June 1, 2018 and January 24, 2019.

•
On August 28, 2017, the Reporting Person and Fidelity Investments (“Fidelity”) entered into a Stock Sale Agreement (the “Prior 10b5-1 Plan”), for the purpose of establishing a trading plan to effect sales of Ordinary Shares in compliance with Rules 10b5-1 and 10b-18 promulgated under the Exchange Act. Under the Prior 10b5-1 Plan, Fidelity agreed to sell, for the account of the Reporting Person, up to 480,000 Ordinary Shares underlying stock options (that were scheduled to expire on April 25, 2018) held by the Reporting Person, through open market sales at market prices, subject to certain minimum price per share and other criteria established by the Reporting Person. The period at which sales can be made under the 10b-5 Plan was between September 1, 2017 and April 25, 2018.

Item 7.  Materials to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Dated: August 9, 2018

/s/ Roy Zisapel ------------------------------ Roy Zisapel